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Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-234006
November 7, 2019

36Kr Holdings Inc.

        36Kr Holdings Inc., or the Company, has filed a registration statement on Form F-1 (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates.

        Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC at +1-800-221-1037 and China International Capital Corporation Hong Kong Securities Limited at +852-2872-2000. You may also access the Company's most recent prospectus dated November 7, 2019, which is included in Amendment No. 3 to the Company's registration statement on Form F-1, as filed with the SEC on November 7, 2019, by visiting EDGAR on the SEC website at: https://www.sec.gov/Archives/edgar/data/1779476/000104746919006131/a2240025zf-1a.htm

        The following information supplements and updates the information contained in the Company's preliminary prospectus dated October 28, 2019. This free writing prospectus reflects the following amendments that were made in Amendment No. 3. All references to page numbers are to page numbers in Amendment No. 3.

        Amendment No. 3 reflects the amendment that we anticipate the number of ADSs to be offered in our initial public offering will be 1,380,000 (or 1,587,000 if the underwriters exercise their over-allotment option in full). The amendment of the number of ADSs offered results in the following changes:

  •
  Cover page—Appendix I replaces the cover page in its entirety.

  •
  ADSs offered by us—1,380,000 ADSs (1,587,000 ADSs if the underwriters exercise their over-allotment option in full)

  •
  Ordinary shares—We will issue 34,500,000 Class A ordinary shares represented by the ADSs in this offering (or 39,675,000 Class A ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).

  •
  Ordinary shares outstanding immediately after this offering—Immediately upon the completion of this offering, 937,324,995 ordinary shares will be outstanding, comprising 841,242,295 Class A ordinary shares, par value US$0.0001 per share, assuming the underwriters do not exercise their over-allotment option and the automatic conversion of all preferred shares into Class A ordinary shares, after taking into account the anti-dilution adjustments based on the assumed initial public offering price of US$16.00 per ADS, the midpoint of the estimated offering price range shown on the front cover page of this prospectus (or 846,417,295 Class A ordinary shares if the underwriters exercise their option to purchase additional ADSs in full) and 96,082,700 Class B ordinary shares, par value US$0.0001 per share, excluding Class A ordinary shares issuable upon the exercise of options outstanding under our share incentive plans as of the date of this prospectus.

  •
  Over-allotment option—We have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 207,000 additional ADSs.

  •
  Use of proceeds—We estimate that we will receive net proceeds from this offering of approximately US$15.5 million, or approximately US$18.6 million if the underwriters exercise their option to purchase additional ADSs in full, based on an assumed initial public offering price of US$16.00 per ADS, which is the mid-point of the estimated initial public offering price range, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

  •
  Capitalization—Appendix II replaces the section "Capitalization" in its entirety.

  •
  Dilution—Appendix III replaces the section "Dilution" in its entirety.

  •
  Exchange Rate Information—Appendix IV replaces the section "Exchange Rate Information" in its entirety.

  •
  Principal shareholders—Appendix V replaces the section "Principal Shareholders" in its entirety.

  •
  Expenses related to this offering—Appendix VI replaces the section "Expenses relating to this Offering" in its entirety.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Appendix I

Subject to completion
Preliminary Prospectus dated November 7, 2019

1,380,000 American Depositary Shares

36Kr Holdings Inc.

(incorporated in Cayman Islands)
Representing 34,500,000 Class A Ordinary Shares

          We are selling 1,380,000 American depositary shares, or ADSs. Each ADS represents 25 of our Class A ordinary shares, par value US$0.0001 per share.

          This is the initial public offering of ADSs of 36Kr Holdings Inc. Prior to this offering, there has been no public market for the ADSs or our ordinary shares. We anticipate that the initial public offering price will be between US$14.5 and US$17.5 per ADS. We have applied for listing the ADSs on the Nasdaq Global Market under the symbol "KRKR."

          We have granted the underwriters a 30-day option to purchase up to an additional 207,000 ADSs from us at the initial public offering price less the underwriting discounts and commissions.

          We are an "emerging growth company" under applicable U.S. federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements. See "Prospectus Summary—Implications of Being an Emerging Growth Company."

          Our existing shareholders, including Krystal Imagine Investments Limited, a wholly-owned subsidiary of Didi Chuxing Technology Co., Red Better Limited, a wholly-owned subsidiary of Xiaomi Corporation, China Prosperity Capital Alpha Limited, a wholly-owned subsidiary of China Prosperity Capital, and Tembusu Limited, and/or their affiliates have indicated interests in purchasing an aggregate of up to US$20 million worth of the ADSs being offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered. Such indication of interest are not binding agreements or commitments to purchase, and we and the underwriters are under no obligations to sell ADSs to such shareholders.

          Investing in our ADSs involves risks. See "Risk Factors" section beginning on page 18.

          Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense

	Per ADS	Total
Public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)
See "Underwriting" for additional disclosure regarding compensation payable by us to the underwriters.

          Conditional upon and effective immediately prior to the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Upon completion of this offering, we will be a "controlled company" as defined under the Nasdaq Stock Market Rules because Dagang Feng, our chief executive officer and co-chairman of our board of directors, as a result of his sole voting power and the shared voting power resulting from arrangement under acting-in-concert agreements entered into in September 2019, will be able to exercise voting rights with respect to an aggregate of 74,363,201 Class A ordinary shares and 96,082,700 Class B ordinary shares, representing approximately 75.9% of the aggregate voting power of our total issued and outstanding share capital, assuming the underwriters do not exercise their over-allotment option and the automatic conversion of all preferred shares into Class A ordinary shares upon the completion of this offering, after taking into account the anti-dilution adjustments based on the assumed initial public offering price of US$16.00 per ADS, the midpoint of the estimated offering price range shown above (or approximately 75.8% of the aggregate voting power of our total issued and outstanding share capital if the underwriters exercise in full their over-allotment option). Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to 25 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Conditional upon and effective immediately prior to the completion of this offering, Palopo Holding Limited, an entity wholly owned by Dagang Feng, and 36Kr Heros Holding Limited, an entity wholly owned by Chengcheng Liu, will beneficially own all of our issued and outstanding Class B ordinary shares.

          The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on                , 2019.

Credit Suisse	CICC

AMTD

Needham & Company	Tiger Brokers

The date of this prospectus is                , 2019.

 Appendix II

CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 2019:

  •
  on an actual basis;

  •
  on a pro forma basis to reflect the automatic conversion of all our outstanding Series A-1, A-2, B-1, B-2, B-3, B-4 and C-1 preferred shares as of June 30, 2019 into 577,633,296 of our ordinary shares immediately upon the completion of this offering; and

  •
  on a pro forma as adjusted basis to reflect (i) the automatic conversion of all our outstanding Series A-1, A-2, B-1, B-2, B-3, B-4 and C-1 preferred shares as of June 30, 2019 into 577,633,296 of our ordinary shares immediately upon the completion of this offering; (ii) the re-designation of 28,098,793 ordinary shares and 12,927,101 vested restricted share units into Series A-1, A-2, B-1, B-2, B-3 and C-2 preferred shares, the issuance of 67,311,809 Series A-1, A-2, B-1, B-2 and B-3 preferred shares without consideration and the automatic conversion of all our remaining outstanding Series A-1, A-2, B-1, B-2, B-3 and C-2 preferred shares into 108,337,703 Class A ordinary shares immediately upon the completion of this offering; (iii) the issuance of Series D preferred shares and the automatic conversion of all our outstanding Series D preferred shares into 40,010,995 of our Class A ordinary shares immediately upon the completion of this offering (reflecting the anti-dilution adjustments to the conversion rate based on the assumed initial public offering price of US$16.00 per ADS, the midpoint of the estimated offering price range shown on the front cover page of this prospectus), which would result in an increase in ordinary shares and additional paid-in capital of RMB27,468 (US$4,001) and RMB171 million (US$24 million), respectively; (iv) the re-designation of 96,082,700 ordinary shares into Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering; (v) the re-designation of all the remaining ordinary shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering; and (vi) the issuance and sale of 34,500,000 Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$16.00 per ADS being the mid-point of the estimated range of the initial offering price shown on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (assuming the underwriters do not exercise their option to purchase additional ADSs).

        You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our preferred shares are subject to a weighted average anti-dilution protection mechanism and we would be required to issue additional shares to applicable holders of preferred shares, if the initial public offering price is less than their applicable conversion price. Such anti-dilution mechanism will be triggered if the initial public offering price per ADS is less than US$16.13. If the initial public offering price per ADS is equal to or greater than US$16.13, then all of our issued and outstanding preferred shares will be converted into Class A ordinary shares on a one-for-one basis, and 902,813,999 ordinary shares will be outstanding immediately prior to the completion of this offering. If the initial public offering price per ADS is US$l6.00, the midpoint of the estimated offering price range shown on the front cover page of this prospectus, then all of our 39,999,999 Series D preferred shares will be converted into 40,010,995 Class A ordinary shares (including the automatic conversion into 39,999,999 Class A ordinary shares on a one-for-one basis and the issuance of 10,996 Class A ordinary shares), after taking into account anti-dilution adjustments, and 902,824,995 ordinary shares will be outstanding immediately prior to the completion of this offering. If the initial public offering price per ADS is US$14.50, the lower-end of the estimated offering price range shown on the front cover page of this prospectus, then all of our 39,999,999 Series D preferred shares will be converted into 40,139,265 Class A ordinary shares (including the automatic conversion into 39,999,999 Class A ordinary shares on a one-for-one basis and the issuance of 139,266 Class A ordinary shares), after taking into account anti-dilution adjustments, and 902,953,265 ordinary shares will be outstanding immediately prior to the completion of this offering.

	As of June 30, 2019
	Actual		Pro forma		Pro forma as adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Mezzanine equity
Series A-1 convertible redeemable preferred shares (US$0.0001 par value; 52,245,672 shares authorized, issued and outstanding as of June 30, 2019; and none outstanding on a pro-forma basis and pro-forma as adjusted basis as of June 30, 2019)	571	83	—	—	—	—
Series A-2 convertible redeemable preferred shares (US$0.0001 par value; 81,008,717 shares authorized, issued and outstanding as of June 30, 2019; and none outstanding on a pro-forma basis and pro-forma as adjusted basis as of June 30, 2019)	13,500	1,966	—	—	—	—
Series B-1 convertible redeemable preferred shares (US$0.0001 par value; 200,241,529 shares authorized, issued and outstanding as of June 30, 2019; and none outstanding on a pro-forma basis and pro-forma as adjusted basis as of June 30, 2019)	572,024	83,325	—	—	—	—
Series B-2 convertible redeemable preferred shares (US$0.0001 par value; 11,674,379 shares authorized, issued and outstanding as of June 30, 2019; and none outstanding on a pro-forma basis and pro-forma as adjusted basis as of June 30, 2019)	48,813	7,110	—	—	—	—
Series B-3 convertible redeemable preferred shares (US$0.0001 par value; 46,605,000 shares authorized, issued and outstanding as of June 30, 2019; and none outstanding on a pro-forma basis and pro-forma as adjusted basis as of June 30, 2019)	146,874	21,395	—	—	—	—
Series B-4 convertible redeemable preferred shares (US$0.0001 par value; 20,982,000 shares authorized, issued and outstanding as of June 30, 2019; and none outstanding on a pro-forma basis and pro-forma as adjusted basis as of June 30, 2019)	80,957	11,793	—	—	—	—
Series C-1 convertible redeemable preferred shares (US$0.0001 par value; 164,876,000 shares authorized, issued and outstanding as of June 30, 2019; and none outstanding on a pro-forma basis and pro-forma as adjusted basis as of June 30, 2019)	290,678	42,342	—	—	—	—
Redeemable non-controlling interests	8,062	1,174	8,062	1,174	8,062	1,174
Shareholders' equity:
Ordinary shares (US$0.0001 par value; 4,326,574,000 shares authorized, 204,941,793 shares issued and outstanding as of June 30, 2019; 782,575,090 outstanding on a pro-forma basis as of June 30, 2019 and none outstanding on a pro-forma as adjusted basis as of June 30, 2019)	167	24	566	82	—	—
Class A Ordinary shares (US$0.0001 par value; nil shares issued and outstanding on an actual and pro forma basis as of June 30, 2019; and 841,242,295 shares outstanding on a pro forma as adjusted basis as of June 30, 2019)	—	—	—	—	609	89
Class B ordinary shares (US$0.0001 par value; nil shares issued and outstanding on an actual and pro forma basis as of June 30, 2019; and 96,082,700 shares outstanding on a pro-forma as adjusted basis as of June 30, 2019)	—	—	—	—	67	10
Additional paid-in capital	—	—	1,153,018	167,956	1,430,410	208,363
Accumulated deficit	(847,169)	(123,404)	(847,169)	(123,404)	(847,169)	(123,404)
Accumulated other comprehensive income	228	33	228	33	228	33

Total 36Kr Holdings Inc.'s shareholders' (deficit)/equity	(846,774)	(123,347)	306,643	44,667	584,145	85,091

Non-controlling interests	5,704	831	5,704	831	5,704	831

Total shareholders' (deficit)/equity	(841,070)	(122,516)	312,347	45,498	589,849	85,922

Total liabilities, mezzanine equity and shareholders' (deficit)/equity	428,121	62,362	428,121	62,362	705,623	102,786

Notes:

(1)
The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders' equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)
Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 change in the assumed initial public offering price of US$16.00 per ADS being the mid-point of the estimated range of the initial offering price shown on the cover page of this prospectus would, in the case of an increase, increase and, in the case of a decrease, decrease each of additional paid-in capital, total shareholders' (deficit)/equity and total capitalization by US$1.28 million.

 Appendix III

DILUTION

        If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per Class A ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

        Our net tangible book value as of June 30, 2019 was US$47 million, US$0.17 per ordinary share and US$4.14 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting adjusted pro forma net tangible book value per ordinary share (which represents net tangible book value per share after giving effect to (i) the automatic conversion of all our outstanding Series A-1, A-2, B-1, B-2, B-3, B-4 and C-1 preferred shares as of June 30, 2019 into 577,633,296 of our ordinary shares immediately upon the completion of this offering; (ii) the re-designation of 28,098,793 ordinary shares and 12,927,101 vested restricted share units into Series A-1, A-2, B-1, B-2, B-3 and C-2 preferred shares, the issuance of 67,311,809 Series A-1, A-2, B-1, B-2 and B-3 preferred shares without consideration and the automatic conversion of all our remaining outstanding Series A-1, A-2, B-1, B-2, B-3 and C-2 preferred shares into 108,337,703 Class A ordinary shares immediately upon the completion of this offering; (iii) the issuance of Series D preferred shares and the automatic conversion of all our outstanding Series D preferred shares into 40,010,995 of our Class A ordinary shares immediately upon the completion of this offering (reflecting the anti-dilution adjustments to the conversion rate based on the assumed initial public offering price of US$16.00 per ADS, the midpoint of the estimated offering price range shown on the front cover page of this prospectus), which would result in an increase in ordinary shares and additional paid-in capital of RMB27,468 (US$4,001) and RMB171 million (US$24 million), respectively; (iv) the re-designation of 96,082,700 ordinary shares into Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering; (v) the re-designation of all the remaining ordinary shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering; and (vi) the issuance and sale of 34,500,000 Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$16.00 per ADS being the mid-point of the estimated range of the initial offering price shown on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (assuming the underwriters do not exercise their option to purchase additional ADSs).) Because the Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding ordinary shares, including Class A ordinary shares and Class B ordinary shares.

        Without taking into account any other changes in net tangible book value after June 30, 2019, other than to give effect to (i) the automatic conversion of all our outstanding Series A-1, A-2, B-1, B-2, B-3, B-4 and C-1 preferred shares as of June 30, 2019 into 577,633,296 of our ordinary shares immediately upon the completion of this offering; (ii) the re-designation of 28,098,793 ordinary shares and 12,927,101 vested restricted share units into Series A-1, A-2, B-1, B-2, B-3 and C-2 preferred shares, the issuance of 67,311,809 Series A-1, A-2, B-1, B-2 and B-3 preferred shares without consideration and the automatic conversion of all our remaining outstanding Series A-1, A-2, B-1, B-2, B-3 and C-2 preferred shares into 108,337,703 Class A ordinary shares immediately upon the completion of this offering; (iii) the issuance of Series D preferred shares and the automatic conversion of all our outstanding Series D preferred shares into 40,010,995 of our Class A ordinary shares immediately upon the completion of this offering (reflecting the anti-dilution adjustments to the conversion rate based on the assumed initial public offering price of US$16.00 per ADS, the midpoint of the estimated offering price range shown on the front cover page of this prospectus), which would result in an increase in ordinary shares and additional paid-in capital of RMB27,468 (US$4,001) and RMB171 million (US$24 million), respectively; (iv) the re-designation of 96,082,700 ordinary shares into Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering; (v) the re-designation of all the remaining ordinary shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering; and (vi) the issuance and sale of 34,500,000 Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$16.00 per ADS being the mid-point of the estimated range of the initial offering price shown on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise their option to purchase additional ADSs, our pro forma as adjusted net tangible book value as of June 30, 2019 would have been US$86 million, or US$0.09 per ordinary share and US$2.15 per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$0.55 per ordinary share, or US$13.85 per ADS, to purchasers of ADSs in this offering.

        The following table illustrates the dilution on a per ordinary share basis assuming that the initial public offering price per ordinary share is US$0.64 and all ADSs are exchanged for ordinary shares:

	Per Ordinary Share		Per ADS
Initial public offering price	US$	0.64	US$	16.00
Net tangible book value	US$	0.17	US$	4.14
Pro forma net tangible book value after giving effect to the automatic conversion of all of our outstanding preferred shares as of June 30, 2019	US$	0.05	US$	1.36
Pro forma net tangible book value as adjusted to give effect to the automatic conversion of all of our outstanding preferred shares as of June 30, 2019, the issuance of new preferred shares prior to this offering and automatic conversion of such preferred shares, and the completion of this offering	US$	0.09	US$	2.15
Amount of dilution in net tangible book value to new investors in the offering	US$	0.55	US$	13.85

        The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

        The following table summarizes, on a pro forma as adjusted basis as of June 30, 2019, the differences between the existing shareholders and the new investors with respect to the number of ordinary shares purchased from us in this offering, the total consideration paid and the average price per ordinary share paid at the initial public offering price of US$16.00 per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
			Amount (in thousands of US$)
	Number	Percent		Percent	US$	US$
Existing shareholders*	966,392,845	96.55%	128,494	85.34%	0.13	3.32
New investors	34,500,000	3.45%	22,080	14.66%	0.64	16.00
Total	1,000,892,845	100.00%	150,574	100.00%

Note:

*
Including 63,567,850 ordinary shares issuable upon exercise of outstanding share options at a nominal exercise price to directors, senior management and employees on a pro forma as adjusted basis as of June 30, 2019.

        The discussion and tables above also assume no exercise of any stock options outstanding as of the date of this prospectus. As of the date of this prospectus, there are 3,421,807 ordinary shares issuable upon exercise of outstanding stock options under the 2019 Share Incentive Plan. To the extent that any of these options are exercised, there will be further dilution to new investors. Our preferred shares are subject to a weighted average anti-dilution protection mechanism and we would be required to issue additional shares to applicable holders of preferred shares, if the initial public offering price is less than their applicable conversion price. Such anti-dilution mechanism will be triggered if the initial public offering price per ADS is less than US$16.13. If the initial public offering price per ADS is equal to or greater than US$16.13, then all of our issued and outstanding preferred shares will be converted into Class A ordinary shares on a one-for-one basis, and 902,813,999 ordinary shares will be outstanding immediately prior to the completion of this offering. If the initial public offering price per ADS is US$l6.00, the midpoint of the estimated offering price range shown on the front cover page of this prospectus, then all of our 39,999,999 Series D preferred shares will be converted into 40,010,995 Class A ordinary shares (including the automatic conversion into 39,999,999 Class A ordinary shares on a one-for-one basis and the issuance of 10,996 Class A ordinary shares), after taking into account anti-dilution adjustments, and 902,824,995 ordinary shares will be outstanding immediately prior to the completion of this offering. If the initial public offering price per ADS is US$14.50, the lower-end of the estimated offering price range shown on the front cover page of this prospectus, then all of our 39,999,999 Series D preferred shares will be converted into 40,139,265 Class A ordinary shares (including the automatic conversion into 39,999,999 Class A ordinary shares on a one-for-one basis and the issuance of 139,266 Class A ordinary shares), after taking into account anti-dilution adjustments, and 902,953,265 ordinary shares will be outstanding immediately prior to the completion of this offering.

 Appendix IV

EXCHANGE RATE INFORMATION

        Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this prospectus is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at RMB6.8650 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 28, 2019. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On October 31, 2019, the rate was RMB7.0379 to US$1.00.

        The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
2018	6.8755	6.6292	6.9737	6.2649
2019
January	6.6958	6.7863	6.8708	6.6958
February	6.6912	6.7367	6.7907	6.6822
March	6.7112	6.7119	6.7381	6.6916
April	6.7347	6.7161	6.7418	6.6870
May	6.9027	6.8519	6.9182	6.7319
June	6.8650	6.8977	6.9298	6.8510
July	6.8833	6.8775	6.8927	6.8487
August	7.1543	7.0629	7.1628	6.8972
September	7.1477	7.1137	7.1786	7.0659
October	7.0379	7.0961	7.0379	7.1473

Source: Federal Reserve Statistical Release

Notes:

(1)
Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

 Appendix V

PRINCIPAL SHAREHOLDERS

        The following table sets forth information concerning the beneficial ownership of the ordinary shares of 36Kr Holdings Inc. as of the date of this prospectus assuming conversion of all of our outstanding preferred shares into ordinary shares, on a one-to-one basis by:

  •
  each of our directors and executive officers; and

  •
  each person known to us to beneficially own more than 5% of our ordinary shares.

        The calculations in the table below are based on 902,824,995 ordinary shares outstanding on an as-converted basis as of the date of this prospectus, after taking into account the anti-dilution adjustments based on the assumed initial public offering price of US$16.00 per ADS, the midpoint of the estimated offering price range shown on the front cover page of this prospectus and 937,324,995 ordinary shares outstanding immediately after the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional ADSs, including (i) 34,500,000 Class A ordinary shares to be sold by us in this offering in the form of ADSs, (ii) 806,742,295 Class A ordinary shares converted or redesignated from outstanding preferred shares or ordinary shares, after taking into account the anti-dilution adjustments and (iii) 96,082,700 Class B ordinary shares converted from outstanding ordinary shares held by Palopo Holding Limited and 36Kr Heros Holding Limited.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security.

These shares, however, are not included in the computation of the percentage ownership of any other person.

			Ordinary Shares Beneficially Owned After this Offering
	Ordinary Shares (as-converted basis) Beneficially Owned Prior to this Offering		Class A		Class B
				Percentage of total ordinary shares on an as-converted basis		Percentage of total ordinary shares on an as-converted basis
							Percentage of aggregate voting power***
	Number	%**	Number		Number
Directors and Executive Officers:†
Dagang Feng(1)	170,445,901	18.5%	74,363,201	7.8%	96,082,700	10.1%	75.9%
Chengcheng Liu(2)	58,749,000	6.5%	17,624,700	1.9%	41,124,300	4.4%	32.2%
Jihong Liang	*	*	*	*	—	—	*
Yang Li	*	*	*	*	—	—	*
Chao Zhu	—	—	—	—	—	—	—
Yifan Li††	—	—	—	—	—	—	—
Hendrick Sin††(5)	71,429,000	7.9%	71,429,000	7.6%	—	—	2.2%
Peng Su††	—	—	—	—	—	—	—
All directors and executive officers as a group	237,255,446	25.5%	141,172,746	14.6%	96,082,700	9.9%	77.7%
Principal Shareholders:
Holding group of Dagang Feng(1)	170,445,901	18.5%	74,363,201	7.8%	96,082,700	10.1%	75.9%
36Kr Heros Holding Limited(2)	58,749,000	6.5%	17,624,700	1.9%	41,124,300	4.4%	32.2%
API (Hong Kong) Investment Limited(3)	151,772,000	16.8%	151,772,000	16.2%	—	—	4.7%
Tembusu Limited(4)	101,261,000	11.2%	101,261,000	10.8%	—	—	3.1%
China Prosperity Capital Alpha Limited(5)	71,429,000	7.9%	71,429,000	7.6%	—	—	2.2%
Beijing Jiuhe Yunqi Investment Center L.P.(6)	65,307,000	7.2%	65,307,000	7.0%	—	—	2.0%
M36 Investment Limited(7)	62,688,000	6.9%	62,688,000	6.7%	—	—	1.9%

Notes:

*
Less than 1% of our total outstanding ordinary shares on an as-converted basis.

**
For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 902,824,995, being the number of ordinary shares on an as-converted basis outstanding as of the date of this prospectus and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this prospectus.

***
For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

†
Except as indicated otherwise as below, the business address of our directors and executive officers is 5-6/F, Tower A1, Junhao Central Park Plaza, No. 10 South Chaoyang Park Avenue, Chaoyang District, Beijing, People's Republic of China.

††
Each of Yifan Li, Hendrick Sin and Peng Su has accepted appointments as our independent directors, effective upon the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

(1)
Represents an aggregate of 170,445,901 ordinary shares, consisting of (i) 78,512,000 ordinary shares held by Palopo Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands wholly owned by Lording Global Limited and ultimately controlled by The Lording Trust. The Lording Trust is a trust established under the laws of the Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Dagang Feng, our chief executive officer and the co-chairman of our board of directors, is the settlor of the trust, and Dagang Feng and his family members are the trust's beneficiaries. 54,958,400 of these shares will be redesignated as Class B ordinary shares conditional upon and effective immediately prior to the completion of this offering; (ii) 58,749,000 ordinary shares held by 36Kr Heros Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands wholly owned by Chengcheng Liu, the co-chairman of our board of directors. 41,124,300 of these shares will be redesignated as Class B ordinary shares conditional upon and effective immediately prior to the completion of this offering; (iii) 15,184,000 series C-1 preferred shares held by China Prosperity Capital Alpha Limited, a limited liability company incorporated under the laws of Samoa ultimately controlled by Hendrick Sin. All of these shares will be redesignated or converted into ordinary shares on a one-to-one basis immediately prior to the completion of this offering; and (iv) 18,000,901 Class A ordinary shares underlying share options held by Dagang Feng that are exercisable within 60 days after the date of this prospectus. The registered address of Palopo Holding Limited and 36Kr Heros Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

  Palopo Holding Limited entered into an acting-in-concert agreement with 36Kr Heros Holding Limited in September 2019, pursuant to which the parties agreed to vote on the matters that require action in concert, with respect to all shares held by the parties, and if the parties thereof are unable to reach a unanimous consensus in relation to the matters requiring action in concert, a decision made by Palopo Holding Limited will be deemed a decision unanimously passed by the parties and will be binding on the parties. Palopo Holding Limited entered into an acting-in-concert agreement with China Prosperity Capital Alpha Limited in September 2019, pursuant to which the parties agreed to vote on the matters that require action in concert, with respect to all shares held by Palopo Holding Limited and 15,184,000 series C-1 preferred shares held by China Prosperity Capital Alpha Limited, and if the parties thereof are unable to reach a unanimous consensus in relation to the matters requiring action in concert, a decision made by Palopo Holding Limited will be deemed a decision unanimously passed by the parties and will be binding on the parties.

(2)
Represents 58,749,000 ordinary shares held by 36Kr Heros Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands. 36Kr Heros Holding Limited is wholly owned by Chengcheng Liu, our founder and chairman of the board of Beijing Duoke. 41,124,300 of these shares will be redesignated as Class B ordinary shares conditional upon and effective immediately prior to the completion of this offering. The registered address of 36Kr Heros Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(3)
Represents 151,772,000 series B-1 preferred shares held by API (Hong Kong) Investment Limited, a limited liability company incorporated under the laws of Hong Kong. All of these shares will be redesignated or converted into ordinary shares on a one-to-one basis immediately prior to the completion of this offering. API (Hong Kong) Investment Limited is wholly owned by Ant Small and Micro Financial Services Group Co., Ltd.. The registered address of API (Hong Kong) Investment Limited is 26/F, Tower One, Times Square, 1 Matheson ST, Causeway Bay, Hong Kong.

(4)
Represents 101,261,000 series A-2 preferred shares held by Tembusu Limited, a limited liability company incorporated under the laws of British Virgin Islands. Tembusu Limited is wholly owned by David Su Tuong Sing. The registered address of Tembusu Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands.

(5)
Represents 58,884,000 series C-1 preferred shares and 12,545,000 series C-2 preferred shares held by China Prosperity Capital Alpha Limited, a limited liability company incorporated under the laws of Samoa. All of these shares will be redesignated or converted into ordinary shares on a one-to-one basis immediately prior to the completion of this offering. China Prosperity Capital Alpha Limited is ultimately controlled by Hendrick Sin. The business address of China Prosperity Capital Alpha Limited is 13/F, 8 Wyndham Street, Central, Hong Kong.

(6)
Represents 65,307,000 series A-1 preferred shares held by held by Beijing Jiuhe Yunqi Investment Center L.P., a limited partnership incorporated under the laws of the PRC. All of these shares will be redesignated or converted into ordinary shares on a one-to-one basis immediately prior to the completion of this offering. Beijing Jiuhe Yunqi Investment Center L.P. is ultimately controlled by Xiao Wang. The registered address of Beijing Jiuhe Yunqi Investment Center L.P. is Room 530, 5/F, Danling Soho, No. 6 Danlin Road, Haidian District, Beijing, China. Jiuhe Yunqi Investment Center L.P. may cease to be a principal shareholder of us due to the contemplated share transfer by them.

(7)
Represents 62,688,000 series B-1 preferred shares held by M36 Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands. M36 Investment Limited is wholly owned by Shanghai Chuangji Investment Center (Limited Partnership), the general partner of which is Shanghai Changchuang Investment Management Partnership (Limited Partnership). The general partner of Shanghai Changchuang Investment Management Partnership (Limited Partnership) is Shanghai Jingsheng Investment Management Co., Ltd.. Shanghai Jingsheng Investment Management Co., Ltd. is wholly owned by Lingye Zuo and Ping Xiao, who disclaim beneficial ownership of the shares held by M36 Investment Limited, except to the extent of their pecuniary interest therein. The registered office of M36 Investment Limited is SHRM Trustees (BVI) Limited of Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands.

        As of the date of this prospectus, none of our outstanding ordinary shares or outstanding preferred shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See "Description of Share Capital—History of Securities Issuances" for a description of issuances of our ordinary shares that have resulted in significant changes in ownership held by our major shareholders.

 Appendix VI

EXPENSES RELATING TO THIS OFFERING

        Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the NASDAQ listing fee, all amounts are estimates.

SEC Registration Fee	US$	3,605
NASDAQ Listing Fee	US$	150,000
FINRA Filing Fee	US$	15,500
Printing and Engraving Expenses	US$	350,000
Legal Fees and Expenses	US$	2,428,296
Accounting Fees and Expenses	US$	1,533,999
Miscellaneous	US$	526,713

Total	US$	5,008,113

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36Kr Holdings Inc.
Appendix II
CAPITALIZATION
Appendix III
DILUTION
Appendix IV
EXCHANGE RATE INFORMATION
Appendix V
PRINCIPAL SHAREHOLDERS
Appendix VI
EXPENSES RELATING TO THIS OFFERING